UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

ASE TEST LIMITED

(Name of the Issuer)

ASE Test Limited

Advanced Semiconductor Engineering, Inc.

(Name of Person(s) Filing Statement)

Ordinary Shares

(Title of Class of Securities)

Y02516105

(CUSIP Number of Class of Securities)

Mr. Joseph Tung	Mr. Kenneth S. Hsiang
Advanced Semiconductor Engineering, Inc.	ASE Test Limited
Room 1901, TWTC International Trade Building, 19/F	10 West Fifth Street
333 Keelung Road, Section 1	Nantze Export Processing Zone
Taipei 110	Kaohsiung
Taiwan, Republic of China	Taiwan, Republic of China
(886-2) 8780-5489	(886-7) 363-6641

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

With copies to:

Mark J. Lehmkuhler, Esq.	William Y. Chua, Esq.
Davis Polk & Wardwell	Sullivan & Cromwell LLP
18th Floor, The Hong Kong Club Building	28th Floor
3A Chater Road	Nine Queen’s Road Central
Hong Kong	Hong Kong
(852) 2533-3300	(852) 2826-8688

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☒	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$866,217,091.18	$34,042.33

*	Calculated solely for purposes of determining the filing fee. The filing fee was calculated based on the sum of (i) US$14.78 (the proposed cash payment for each ASE Test ordinary share listed on The Nasdaq Global Market) multiplied by the sum of (x) 40,711,988 (the number of such shares outstanding as of March 20, 2008 that are subject to the transaction) and (y) 8,151,813 (the number of such shares issuable upon the exercise of options outstanding as of March 20, 2008 that have a per share exercise price lower than US$14.78), and (ii) US$0.185 (the proposed cash payment, payable in NT$ equivalent, for each ASE Test depositary share listed on the Taiwan Stock Exchange) multiplied by 778,433,040 (the number of such depositary shares outstanding as of March 20, 2008 that are subject to the transaction).

**	The payment of the filing fee, calculated in accordance with Rule 0-11(b) under the United States Securities Exchange Act of 1934, as amended, equals .0000393 multiplied by the Transaction Valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$34,080.38
Form of Registration No.:	Schedule 13E-3
Filing Parties:	ASE Test Limited and Advanced Semiconductor Engineering Inc.
Date Filed:	January 4, 2008

INTRODUCTION

This Amendment No. 3 (this “Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) ASE Test Limited, a company incorporated and existing under the laws of the Republic of Singapore (“ASE Test”), and (2) Advanced Semiconductor Engineering, Inc., a company incorporated and existing under the laws of Taiwan, Republic of China (“ASE Inc.”) (each, a “Filing Person”). This Amendment amends and restates in its entirety information set forth in the previously filed transaction statement.

On September 4, 2007, ASE Inc. and ASE Test entered into the scheme implementation agreement (the “Scheme Implementation Agreement”) pursuant to which ASE Inc. agreed to acquire the outstanding ordinary shares of ASE Test held by shareholders of ASE Test other than ASE Inc. and its subsidiaries by way of a scheme of arrangement under Singapore law (the “Scheme”). Following the effectiveness of the Scheme, ASE Test will become an indirect wholly-owned subsidiary of ASE Inc., and ASE Test ordinary shares listed on The NASDAQ Global Market and ASE Test depositary shares listed on the Taiwan Stock Exchange will be delisted from The NASDAQ Global Market and the Taiwan Stock Exchange, respectively.

Upon the effectiveness of the Scheme, each ASE Test shareholder (other than ASE Inc. and its subsidiaries) will be entitled to receive the following payment (the “Scheme Consideration”): (i) US$14.78 in cash, for each ASE Test ordinary share listed on The NASDAQ Global Market held by such ASE Test shareholder, and (ii) the NT$ equivalent of US$0.185 in cash (based on the prevailing exchange rate), for each ASE Test depositary share (representing 0.0125 ASE Test ordinary shares) listed on the Taiwan Stock Exchange held by such ASE Test shareholder. A copy of the Scheme Implementation Agreement is attached hereto as Exhibit (d)(1).

Upon the effectiveness of the Scheme, (i) each ASE Test option for ASE Test ordinary shares (whether or not vested) that has a per share exercise price lower than the per share Scheme Consideration will be deemed to have been exercised by ASE Test on behalf of the option holder through a broker on a cashless basis, and the ASE Test ordinary shares issued upon such mandatory exercise of the option will be acquired by ASE Inc. for the Scheme Consideration of US$14.78 per share in cash, and as a result the option holder will receive a cash payment equal to the excess of the per share Scheme Consideration over the per share exercise price of the option, less any interest, fees and charges of the broker; and (ii) each ASE Test option that has a per share exercise price equal to or higher than the per share Scheme Consideration will be cancelled without any payment to the option holder.

The Scheme is subject to the satisfaction or waiver of the conditions set forth in the Scheme Implementation Agreement, including the approval by a majority in number of ASE Test shareholders other than ASE Inc. and its affiliates (the “Unaffiliated ASE Test Shareholders”) present and voting, whether in person or by proxy, at a meeting of ASE Test shareholders directed to be convened by the High Court of the Republic of Singapore for the purpose of approving the Scheme (the “Court Meeting”), with such majority holding not less than 75% in value of the ASE Test ordinary shares held by the Unaffiliated ASE Test Shareholders present and voting, whether in person or by proxy, at the Court Meeting.

In connection with the Scheme and the Court Meeting, ASE Test will distribute a scheme document (the “Scheme Document”) to ASE Test shareholders. A copy of the final Scheme Document is attached hereto as Exhibit (a)(1). The cross references below show the location in the Scheme Document of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Scheme Document, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Scheme Document and the appendices thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Scheme Document.

Item 1:	Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

Item 2:	Subject Company Information.

Item 1002 of Regulation M-A:

(a) Name and Address. The information set forth in the Scheme Document under the caption “PARTIES TO THE SCHEME” is incorporated herein by reference.

(b) Securities. The information set forth in the Scheme Document under the caption “THE COURT MEETING—Persons Entitled to Vote; Vote Required; Quorum” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Scheme Document under the caption “OTHER IMPORTANT INFORMATION REGARDING ASE TEST—Comparative Share Prices and Dividends” is incorporated herein by reference.

(d) Dividends. The information set forth in the Scheme Document under the caption “OTHER IMPORTANT INFORMATION REGARDING ASE TEST—Comparative Share Prices and Dividends” is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. None.

Item 3:	Identity and Background of Filing Persons.

Item 1003 of Regulation M-A:

(a) Name and Address. ASE Test is both a Filing Person and the subject company. ASE Inc. is a Filing Person and an affiliate of ASE Test. As of March 20, 2008, ASE Inc. indirectly holds approximately 50.3% of the outstanding ordinary shares of ASE Test. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“PARTIES TO THE SCHEME”

•	“Appendix C – Information Relating to Directors and Executive Officers of ASE Test and ASE Inc.”

(b) Business and Background of Entities. The information set forth in the Scheme Document under the caption “PARTIES TO THE SCHEME” is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information set forth in the Scheme Document in “Appendix C – Information Relating to Directors and Executive Officers of ASE Test and ASE Inc.” is incorporated herein by reference.

Item 4:	Terms of the Transaction.

Item 1004 of Regulation M-A:

(a) Material Terms.

(1) Tender offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“THE COURT MEETING”

•	“SPECIAL FACTORS REGARDING THE SCHEME”

•	“THE SCHEME IMPLEMENTATION AGREEMENT”

•	“Appendix A — Scheme Implementation Agreement”

•	“Appendix D — The Scheme”

(c) Different Terms. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“THE COURT MEETING—Persons Entitled to Vote; Vote Required; Quorum”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Effects of the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Treatment of Options”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Shareholders Outside the United States, the Republic of China and the Republic of Singapore”

•	“THE SCHEME IMPLEMENTATION AGREEMENT—Scheme Consideration”

•	“THE SCHEME IMPLEMENTATION AGREEMENT—Treatment of Options”

•	“Appendix A — Scheme Implementation Agreement”

•	“Appendix D — The Scheme”

(d) Appraisal Rights. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Scheme Document under the caption “PROVISIONS FOR UNAFFILIATED ASE TEST SHAREHOLDERS” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5:	Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A:

(a) Transactions. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“OTHER IMPORTANT INFORMATION REGARDING ASE TEST—Transactions with Affiliates”

•	“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

(b) Significant Corporate Events. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS REGARDING THE SCHEME—Background of the Scheme”

•	“THE SCHEME IMPLEMENTATION AGREEMENT”

•	“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

(c) Negotiations or Contacts. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS REGARDING THE SCHEME—Background of the Scheme”

•	“THE SCHEME IMPLEMENTATION AGREEMENT”

•	“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“THE COURT MEETING—Persons Entitled to Vote; Vote Required; Quorum”

Item 6:	Purposes of the Transaction and Plans or Proposals.

Item 1006 of Regulation M-A:

(b) Use of Securities Acquired. The information set forth in the Scheme Document under the caption “SPECIAL FACTORS REGARDING THE SCHEME—Plans Following the Scheme” is incorporated herein by reference.

(c)(1)-(8) Plans. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Effects of the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Plans Following the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Effects on ASE Test if the Scheme Does Not Become Effective”

Item 7:	Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A:

(a) Purposes. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS REGARDING THE SCHEME—Background of the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME—ASE Test’s Reasons for the Scheme; Recommendation of ASE Test’s Board of Directors”

•	“SPECIAL FACTORS REGARDING THE SCHEME—ASE Inc.’s Reasons for Effecting the Scheme; Position as to Fairness”

(b) Alternatives. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS REGARDING THE SCHEME—Background of the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME—ASE Test’s Reasons for the Scheme; Recommendation of ASE Test’s Board of Directors”

•	“SPECIAL FACTORS REGARDING THE SCHEME—ASE Inc.’s Reasons for Effecting the Scheme; Position as to Fairness”

(c) Reasons. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS REGARDING THE SCHEME—Background of the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME—ASE Test’s Reasons for the Scheme; Recommendation of ASE Test’s Board of Directors”

•	“SPECIAL FACTORS REGARDING THE SCHEME—ASE Inc.’s Reasons for Effecting the Scheme; Position as to Fairness”

(d) Effects. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Effects of the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Effects on ASE Test if the Scheme Does Not Become Effective”

•	“SPECIAL FACTORS REGARDING THE SCHEME—United States Federal Income Tax Consequences”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Republic of China Income Tax Consequences”

Item 8:	Fairness of the Transaction.

Item 1014 of Regulation M-A:

(a) Fairness. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Background of the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME—ASE Test’s Reasons for the Scheme; Recommendation of ASE Test’s Board of Directors”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Opinion of Lehman Brothers”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Opinion of ANZ Singapore”

•	“SPECIAL FACTORS REGARDING THE SCHEME—ASE Inc.’s Reasons for the Scheme; Position as to Fairness”

•	“Appendix B – Opinion of Lehman Brothers Inc.”

•	“Appendix F – Opinion of ANZ Singapore Limited”

(b) Factors Considered in Determining Fairness. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS REGARDING THE SCHEME—ASE Test’s Reasons for the Scheme; Recommendation of ASE Test’s Board of Directors”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Opinion of Lehman Brothers”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Opinion of ANZ Singapore”

•	“SPECIAL FACTORS REGARDING THE SCHEME—ASE Inc.’s Reasons for Effecting the Scheme; Position as to Fairness”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Presentation of Citi”

•	“Appendix B – Opinion of Lehman Brothers Inc.”

•	“Appendix F – Opinion of ANZ Singapore Limited”

(c) Approval of Security Holders. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“THE COURT MEETING—Persons Entitled to Vote; Vote Required; Quorum”

•	“SPECIAL FACTORS REGARDING THE SCHEME—ASE Test’s Reasons for the Scheme; Recommendation of ASE Test’s Board of Directors”

•	“SPECIAL FACTORS REGARDING THE SCHEME—ASE Inc.’s Reasons for Effecting the Scheme; Position as to Fairness”

•	“THE SCHEME IMPLEMENTATION AGREEMENT—Conditions to the Scheme”

•	“Appendix A – Scheme Implementation Agreement”

(d) Unaffiliated Representative. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS REGARDING THE SCHEME—ASE Test’s Reasons for the Scheme; Recommendation of ASE Test’s Board of Directors”

•	“SPECIAL FACTORS REGARDING THE SCHEME—ASE Inc.’s Reasons for Effecting the Scheme; Position as to Fairness”

(e) Approval of Directors. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Background of the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME—ASE Test’s Reasons for the Scheme; Recommendation of ASE Test’s Board of Directors”

(f) Other offers. None.

Item 9:	Reports, Opinions, Appraisals, and Negotiations.

Item 1015 of Regulation M-A:

(a) Report, Opinion or Appraisal. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Background of the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME—ASE Test’s Reasons for the Scheme; Recommendation of ASE Test’s Board of Directors”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Opinion of Lehman Brothers”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Opinion of ANZ Singapore”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Recommendation of ASE Test’s Independent Directors”

•	“SPECIAL FACTORS REGARDING THE SCHEME—ASE Inc.’s Reasons for Effecting the Scheme; Position as to Fairness”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Presentation of Citi”

(b) Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Opinion of Lehman Brothers”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Opinion of ANZ Singapore”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Presentation of Citi”

•	“Appendix B – Opinion of Lehman Brothers Inc.”

•	“Appendix F – Opinion of ANZ Singapore”

(c) Availability of Documents. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS REGARDING THE SCHEME—Opinion of Lehman Brothers”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Opinion of ANZ Singapore”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Presentation of Citi”

Item 10:	Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A:

(a) Sources of Funds. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Financing Arrangements”

(b) Conditions. The information set forth in the Scheme Document under the caption “SPECIAL FACTORS REGARDING THE SCHEME—Financing Arrangements” is incorporated herein by reference.

(c) Expenses. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS REGARDING THE SCHEME—Fees and Expenses”

•	“THE SCHEME IMPLEMENTATION AGREEMENT—Fees and Expenses”

(d) Borrowed Funds. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Financing Arrangements”

Item 11:	Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A:

(a) Securities Ownership. The information set forth in the Scheme Document under the caption “OTHER IMPORTANT INFORMATION REGARDING ASE TEST—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. None.

Item 12:	The Solicitation or Recommendation.

Item 1012 of Regulation M-A:

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“THE COURT MEETING—Persons Entitled to Vote; Vote Required; Quorum”

•	“OTHER IMPORTANT INFORMATION REGARDING ASE TEST—Security Ownership of Certain Beneficial Owners and Management”

•	“Appendix A—Scheme Implementation Agreement”

(e) Recommendations of Others. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“THE COURT MEETING—Purpose of the Court Meeting”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Background of the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME—ASE Test’s Reasons for the Scheme; Recommendation of ASE Test’s Board of Directors”

•	“SPECIAL FACTORS REGARDING THE SCHEME—Recommendation of ASE Test’s Independent Directors”

•	“SPECIAL FACTORS REGARDING THE SCHEME—ASE Inc.’s Reasons for Effecting the Scheme; Position as to Fairness”

•	“THE SCHEME IMPLEMENTATION AGREEMENT—Representations and Warranties”

Item 13:	Financial Statements.

Item 1010 of Regulation M-A:

(a) Financial Information. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“OTHER IMPORTANT INFORMATION REGARDING ASE TEST—Financial Information”

•	“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

•	“Appendix E—Audited Consolidated Financial Statements of ASE Test and Its Subsidiaries as of and for the Fiscal Years Ended December 31, 2005, 2006 and 2007”

(b) Pro Forma Information. Not applicable.

Item 14:	Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A:

(a) Solicitations or Recommendations. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“THE COURT MEETING—Solicitation of Proxies”

(b) Employees and Corporate Assets. The information set forth in the Scheme Document under the caption “THE COURT MEETING—Solicitation of Proxies” is incorporated herein by reference.

Item 15:	Additional Information.

Item 1011(b) of Regulation M-A:

(b) Other Material Information. The information set forth in the Scheme Document, including all appendices thereto, is incorporated in its entirety herein by reference.

Item 16:	Exhibits.

(a)(1)	Scheme Document of ASE Test Limited dated March 26, 2008

(a)(2)	Joint Press Release dated September 4, 2007 (incorporated herein by reference to the reports on Form 6-K filed by ASE Test Limited and Advanced Semiconductor Engineering, Inc., respectively, on September 4, 2007)

(a)(3)	Joint Announcement dated September 4, 2007 (incorporated herein by reference to the reports on Form 6-K filed by ASE Test Limited and Advanced Semiconductor Engineering, Inc., respectively, on September 5, 2007)

(b)(1)	Syndicated Loan Agreement dated March 3, 2008 by and among Advanced Semiconductor Engineering, Inc., Citibank, N.A., Taipei Branch and the other banks listed on Schedule I thereto, Citibank, N.A., Taipei Branch and the banks identified on the signature pages thereof, as coordinating arrangers for the banks thereunder, and Citibank, N.A., Taipei Branch, as facility agent for the banks thereunder*

(c)(1)	Opinion of Lehman Brothers Inc. dated September 4, 2007 (incorporated herein by reference to Appendix B to the Scheme Document)

(c)(2)	Presentation of Lehman Brothers Inc. to the Special Committee of the Board of Directors of ASE Test Limited dated September 4, 2007**

(c)(3)	Presentation of Citigroup Global Markets Taiwan Ltd. to Advanced Semiconductor Engineering, Inc. dated August 30, 2007**

(c)(4)	Opinion of ANZ Singapore Limited dated March 25, 2008 (incorporated herein by reference to Appendix F of the Scheme Document)

(d)(1)	Scheme Implementation Agreement dated September 4, 2007 between Advanced Semiconductor Engineering, Inc. and ASE Test Limited (incorporated herein by reference to Appendix A to the Scheme Document)

(d)(2)	Form of Undertaking delivered to ASE Test Limited and Advanced Semiconductor Engineering, Inc. by affiliates of Advanced Semiconductor Engineering, Inc.**

(f)(1)	Not Applicable
(g)(1)	Questions and Answers relating to the Scheme dated October 30, 2007**

(g)(2)	Form of Proxy for the Court Meeting***

(g)(3)	Script of MacKenzie Partners, Inc.****

*	Previously filed on March 6, 2008
**	Previously filed on January 4, 2008
***	To be filed by amendment
****	Previously filed on January 16, 2008

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: March 26, 2008

ASE Test Limited

By:	/s/ Kenneth S. Hsiang
Name: Kenneth S. Hsiang
Title: Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Scheme Document of ASE Test Limited dated March 26, 2008

(a)(2)	Joint Press Release dated September 4, 2007 (incorporated herein by reference to the reports on Form 6-K filed by ASE Test Limited and Advanced Semiconductor Engineering, Inc., respectively, on September 4, 2007)

(a)(3)	Joint Announcement dated September 4, 2007 (incorporated herein by reference to the reports on Form 6-K filed by ASE Test Limited and Advanced Semiconductor Engineering, Inc., respectively, on September 5, 2007)

(b)(1)	Syndicated Loan Agreement dated March 3, 2008 by and among Advanced Semiconductor Engineering, Inc., Citibank, N.A., Taipei Branch and the other banks listed on Schedule I thereto, Citibank, N.A., Taipei Branch and the banks identified on the signature pages thereof, as coordinating arrangers for the banks thereunder, and Citibank, N.A., Taipei Branch, as facility agent for the banks thereunder*

(c)(1)	Opinion of Lehman Brothers Inc. dated September 4, 2007 (incorporated herein by reference to Appendix B to the Scheme Document)

(c)(2)	Presentation of Lehman Brothers Inc. to the Special Committee of the Board of Directors of ASE Test Limited dated September 4, 2007**

(c)(3)	Presentation of Citigroup Global Markets Taiwan Ltd. to Advanced Semiconductor Engineering, Inc. dated August 30, 2007**

(c)(4)	Opinion of ANZ Singapore Limited dated March 25, 2008 (incorporated herein by reference to Appendix F of the Scheme Document)

(d)(1)	Scheme Implementation Agreement dated September 4, 2007 between Advanced Semiconductor Engineering, Inc. and ASE Test Limited (incorporated herein by reference to Appendix A to the Scheme Document)

(d)(2)	Form of Undertaking delivered to ASE Test Limited and Advanced Semiconductor Engineering, Inc. by affiliates of Advanced Semiconductor Engineering, Inc.**

(f)(1)	Not Applicable

(g)(1)	Questions and Answers relating to the Scheme dated October 30, 2007**

(g)(2)	Form of Proxy for the Court Meeting***

(g)(3)	Script of MacKenzie Partners, Inc.****

*	Previously filed on March 6, 2008
**	Previously filed on January 4, 2008
***	To be filed by amendment
****	Previously filed on January 16, 2008